SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                         SCHEDULE 13D - AMENDMENT NO. 5
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             LITTLEFIELD CORPORATION
                             -----------------------
                        (Name of Issuer - Note: NEW NAME)
                                                --------

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                          7,951,090 SHARES OUTSTANDING
                         (Title of Class of Securities)

                                    537590101
                        (CUSIP Number - Note: NEW CUSIP)
                                              ---------

                                 JEFFREY L MINCH
                            816 CONGRESS AVENUE #1250
                               AUSTIN, TEXAS 78701
                                  512-476-5141
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  15 JUNE 2000
            (Date of Event, Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ] - BOX NOT CHECKED.
                          ------------------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.:  537590101

1.  NAMES  OF  REPORTING  PERSONS:  JEFFREY  L  MINCH
IRS  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY):  NOT APPLICABLE
--------------------------------------------------------------------------------
2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:
    (a) [  ] - BOX  NOT  CHECKED
    (b) [  ] - BOX  NOT  CHECKED
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3.  SEC  USE  ONLY

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4.  SOURCE  OF  FUNDS:  PERSONAL  FUNDS  -  "PF."
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2 (e) [ ] - NEITHER BOX CHECKED
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6.  CITIZENSHIP:  UNITED  STATES
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NUMBER  OF SHARES     |7. SOLE VOTING  POWER:                  1,668,600  SHARES
BENEFICIALLY OWNED BY |---------------------------------------------------------
EACH REPORTING PERSON |8.  SHARED  VOTING  POWER:                      0  SHARES
WITH:                 |---------------------------------------------------------
                      |9.  SOLE  DISPOSITIVE  POWER:           1,668,600  SHARES
                      |---------------------------------------------------------
                      |10.  SHARED  DISPOSITIVE  POWER:                0  SHARES
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  1,668,600  SHARES
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11. EXCLUDES CERTAIN SHARES [ ] BOX NOT CHECKED
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.: 1,668,600 SHARES IS 21% OF THE TOTAL OF 7,951,090 SHARES OUTSTANDING.
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14.TYPE  OF  REPORTING  PERSON:  THE  REPORTING  PERSON IS AN INDIVIDUAL - "IN."
--------------------------------------------------------------------------------

Amended  Items  only:

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.
----------------------------------------------------

Mr. Minch owns 1,668,600 shares of common stock, $0.001 par value per share, of the issuer. The issuer has 7,951,090 shares outstanding of common stock, $0.001 par value per share. Mr. Minch owns 21% of the common stock of the issuer.

-------------------------------------------------------
      SECURITIES ACQUIRED SINCE THE LAST 13D FILING
                   JEFFREY L MINCH
-------------------------------------------------------
 DATE    AMOUNT  PRICE/SHARE  TOTAL PRICE   TRANSACTION
-------  ------  -----------  ------------  -----------
5-24-00     200       1.2500  $     250.00  Open market
-------  ------  -----------  ------------  -----------
5-31-00   9,000       1.2500  $  11,250.00      OM
-------  ------  -----------  ------------  -----------
 6-2-00   4,700       1.3200  $   6,204.00      OM
-------  ------  -----------  ------------  -----------
 6-5-00   1,000       1.2500  $   1,250.00      OM
-------  ------  -----------  ------------  -----------
 6-7-00     900       1.3000  $   1,170.00      OM
-------  ------  -----------  ------------  -----------
 6-8-00   1,000       1.4688  $   1,468.80      OM
            800       1.4600  $   1,168.00      OM
-------  ------  -----------  ------------  -----------
 6-9-00     500       1.6875  $     843.75      OM
          5,000       1.6250  $   8,125.00      OM
            600       1.6875  $   1,012.50      OM
          2,500       1.6875  $   4,218.75      OM
            600       1.6875  $   1,012.50      OM
          4,000       1.6250  $   6,500.00      OM
          1,900       1.5850  $   3,011.50      OM
          1,000       1.5590  $   1,559.00      OM
-------  ------  -----------  ------------  -----------
6-12-00   6,100       1.5625  $   9,531.25      OM
          3,300       1.6250  $   5,362.50      OM
-------  ------  -----------  ------------  -----------
6-13-00   1,100       1.5938  $   1,753.18      OM
          3,000       1.5938  $   4,781.40      OM
          1,100       1.6250  $   1,787.50      OM
          1,000       1.6563  $   1,656.30      OM
          3,800       1.6250  $   6,175.00      OM
         10,000       1.6563  $  16,563.00      OM
          4,000       1.7200  $   6,880.00      OM
-------  ------  -----------  ------------  -----------
6-14-00  10,000       1.6250  $  16,250.00      OM
         10,600       1.6875  $  17,887.50      OM
-------  ------  -----------  ------------  -----------
6-15-00   3,300       1.7900  $   5,907.00      OM
         10,000       1.6875  $  16,875.00      OM
         10,000       1.7500  $  17,500.00      OM
         10,000       1.7500  $  17,500.00      OM
-------------------------------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May  25,  2000                         ----------------------------------
                                                   Jeffrey  L.  Minch